Filed by Discovery Holding Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Corporation: Discovery Communications, Inc.
Commission File No.: 333-151586
Subject Corporation: Discovery Holding Company
Commission File No.: 000-51205
Communication to employees of Discovery Communications, LLC:
Public Company Transaction Moving Forward: A Message from John Hendricks and David Zaslav
Following last week’s announcement, we are pleased to report that Discovery Holding Company and Advance/Newhouse have now passed the next significant milestone in the process of consolidating their ownership interests and transforming Discovery Communications into a fully public company by making certain necessary filings with the U.S. Securities and Exchange Commission (SEC).
This is an exciting development for Discovery and will bring many benefits to help grow our businesses and brands in today’s competitive global marketplace. The SEC will now have the opportunity to review and comment on these filings before they are finalized and sent to DHC shareholders for a vote to approve the transaction.
Benefits of Becoming a Fully Public Company
 As you have heard, one of the anticipated benefits of this new structure is that, from an investment community perspective, Discovery will become a pure-play content company that will be easier for investors and analysts to understand. This new structure will provide significantly improved disclosure regarding Discovery’s operating performance and growth strategy, including greater transparency with regard to important financial information.
In addition, as a management team, we will have increased financial flexibility to drive innovation and pursue areas of strategic investment. The company will also have the ability to more directly align our employee compensation and incentive plans with the company’s overall performance.
What Comes Next
 It is still too early to predict a specific closing date for the transaction, but we now expect that it will occur during the third quarter of this year. In the meantime, there are important steps that we must all begin to take to prepare ourselves and the company for becoming a fully public company including many new operational, legal and regulatory responsibilities. We have to demonstrate to investors and regulators that we are committed to the highest levels of completeness, timeliness and accuracy in our financial reporting.
Beginning Thursday at our Global Town Hall, you will be hearing about the training and development programs that will help all of us get smart about our business and understand what will be required as employees of a public company. Most importantly, we have to understand and comply with all relevant laws, regulations and company policies at all times, and act with honesty, integrity and professional conduct in everything we do. We have every confidence that the people who make up Discovery will have no problem continuing to represent the highest levels of professionalism and quality, just as you have for the past 23 years.
Getting a Head Start Now
 Among the top priorities for the year are: i) continuing to improve our operating performance and grow our financial results; ii) ensuring that we are prepared for this transition; and iii) reinforcing our culture of honesty, integrity, and respect for one another and all of our clients, partners, talent and vendors.
With this transaction, as well as the recent launch of Planet Green and the many new programs on-air and in development, this is truly an historic time to be a part of Discovery. While DHC and Advance/Newhouse continue to move this transaction toward the finish line, let’s do everything possible in order to be fully prepared to accept the baton when the time comes.
Thank you for the continued hard work and commitment to this great company. We appreciate it, and look forward to working with all of you in the next chapter of the Discovery story.

John Hendricks	David Zaslav
Founder & Chairman	President & CEO
IMPORTANT NOTICE:
Nothing in this communication shall constitute a solicitation to buy or an offer to sell shares of Discovery Communications, Inc., the new public company referenced above. The offer and sale of such shares in the transaction will only be made pursuant to an effective registration statement. Discovery Communications, Inc. is filing a Registration Statement on Form S-4 containing a preliminary proxy statement/prospectus related to the proposed transaction between DHC and Advance/Newhouse. This preliminary proxy statement/prospectus has already been filed with the SEC by DHC. DHC STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THESE DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN AVAILABLE) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors may obtain these documents free of charge at the SEC’s website at www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Discovery Holding Company, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.